Exhibit 99.1

PowerBank Returns to Profitability with 106% Year-Over-Year Gross Profit Growth in Q1, 145% Adjusted EBITDA Increase

Quarterly Revenues of $19.15 million and a 44.61% Gross Margin

Return to Profitability with Net Income of $1.01 million

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 5, 2025 to its short form base shelf prospectus dated May 7, 2025

TORONTO, Ontario, November 17, 2025 — PowerBank Corporation (Nasdaq: SUUN) (Cboe CA: SUNN) (FSE: 103) (“PowerBank” or the “Company”) reports its fiscal first quarter 2026 financial results. All financial figures are in Canadian dollars and in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board as presented in the interim consolidated financial statements.

Fiscal Year-to-Date Financial Highlights (All amounts are for the three-month period ended September 30th, 2025)

●	Gross profit was $8.54 million, or 44.62% of revenues, compared to $4.14 million, or 27.47% of revenues in the same quarter for 2025.
●	Adjusted EBITDA(1) of $ 4.84 million compared to $1.97 million for the first quarter of FY2025.
●	Revenues were $19.15 million compared to $15.06 million in the same period during FY2025.
●	Net income of $1.01 million, or $0.03 per basic share in the first quarter of FY2026, compared to a net loss of $26.49 million, or $(0.87) per basic share during the same quarter in FY2025.
●	IPP revenue increased from $3.26 million to $3.85 million during the same period.
●	Development fee revenue was $3.37 compared to nil for the same period in the prior year. The increase reflects higher development activities completed and monetized during the quarter, consistent with the Company’s strategy to advance and realize value from its project development pipeline.

Corporate First Quarter Highlights and Milestones:

●	The Company announced that its largest owned-and-operated asset in the U.S., the 3.79 MW Geddes Solar Power Project in New York State, is now fully operational. Built on a repurposed landfill, the Geddes Project now delivers 3.79 MW of clean, renewable energy (enough to power approximately 450 homes annually) while transforming an underutilized site into a productive asset. The project has also received its Commercial Operation Payment of $1.47 million USD through the New York State Energy Research and Development Authority (NYSERDA) NY-Sun Program. The project is also expected to receive an additional $245 thousand USD through the Inclusive Community Solar Adder, also through the NY-Sun Program.
●	The Company announced that executed lease and power purchase agreements with the New York State Division of Military and Naval Affairs (“DMNA”) for the development of a portfolio of ground mount, rooftop and parking canopy solar power projects and battery energy storage systems with a cumulative total of 20 MW DC. PowerBank intends to develop, finance and construct the projects, a combination of behind-the-meter systems and community solar projects on land owned by the DMNA. Once operational, the clean energy generated by the projects will be sold to the DMNA under long term power purchase agreements that have an initial term of 20 years or will be sold to local residents through community solar subscriptions. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.
●	The Company announced it has executed a lease agreement on a 6.9 MW DC ground-mount solar power project known as the NY-Crawford Rd project in the Capital District, New York. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.
●	The Company announced its 5.7 MW North Main St ground-mount solar project, located in upstate New York, has completed its Coordinated Electric System Interconnection Review. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.
●	The Company announced that Sydney, Brooklyn, and Petpeswick Community Solar projects (the “Projects”) in Nova Scotia were granted $1.74 million in funding through the Nova Scotia Department of Environment and Climate Changes provided by the Nova Scotia Department of Energy and managed by the Net Zero Atlantic program. These projects are owned by a third party and are being developed by the Company for the third party.
●	The Company announced the installation of its 4.99 MW Battery Energy Storage System (BESS) in Cramahe, Ontario, at the project known as SFF-06.

Dr. Richard Lu, President and CEO of PowerBank commented:

“I am pleased that PowerBank has returned to profitability this quarter with increased revenues and a further improvement in gross margin. With Geddes project coming online during the quarter, PowerBank continues the growth of its independent power producer portfolio. With the compressed timelines to commence construction of projects and retain eligibility for U.S. tax credits, PowerBank remains focused on rapidly advancing its project development pipeline through completion of project financings to support IPP portfolio growth, and project sales to strategic partners to drive revenues.”

(1)EBITDA and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS, and therefore they may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations of Non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures” in this News Release.

Summary of Year-to-Date Results (All amounts are for the three-months period)

Three Months Ended	September 2025	September 2024
Consolidated Statements of Comprehensive Income (loss)
Total Revenue	$19,150	$15,059
Cash flow from operating activities	$2,310	$7,421
Adjusted EBITDA (a non-IFRS measure)	$4,837	$1,971
Net (loss) income	$1,011	$(26,486)
Basic (loss) earnings per share	$0.03	$(0.87)
Diluted (loss) earnings per share	$0.02	$(0.87)

The Company ended the first quarter of fiscal 2026 with $35.46 million in current assets (including $9.01 million in cash, restricted cash and short-term investment), as compared to $41.32 million in current assets as of year-end June 30, 2025. The decrease is principally the result of a significant reduction in prepaid expenses and deposits, partially offset by higher inventory.

Current liabilities decreased from $43.11 million as of the year ended June 30, 2025, to $36.43 million in the current quarter, mainly due to decreases in unearned revenue and the current portion of long-term debt.

Subsequent to quarter end on November 17, 2025, the Company agreed with RE Royalties to extend the maturity date of its outstanding project financing loan to November 26, 2026 at an interest rate of 12% pre annum. In connection with the extension, the royalty rate on certain BESS projects will be 0.80%, provided that it will be reduced to 0.65% if the loan is repaid by May 26, 2026. For additional details please see PowerBank’s press release dated November 27, 2024.

For complete details please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three months ended September 30, 2025, available on SEDAR+ (https://www.sedarplus.ca).

The Company notes that the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers and the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline. Further the forecasted MW capacity of a solar project may not be reached. The CIM Transaction is subject to the execution of definitive documentation setting out all of the representations, warranties, covenants and conditions precedent associated with the CIM Transaction. There is a risk that definitive documentation may not be executed or that the conditions precedent to the CIM Transaction are not satisfied. In such case, no funding will be advanced under the terms of the CIM Transaction. PowerBank will also need to secure the financing required to develop the projects to mechanical completion and substantial completion, as prior to such milestone none of the funding from the CIM Transaction will be available. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

Conference Call November 17, 2025, at 4:30 PM ET

The Company will review financial results and provide a business update.  Interested parties can register for the webinar by clicking here.

After registering, you will receive a confirmation email containing information about joining the webinar.

Non-IFRS Financial Measures

The Company has disclosed certain non-IFRS financial measures and ratios in this press, as discussed below. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Amortization and depreciation.
●	Fair value gain/loss;
●	Stock based compensation;
●	Impairment charges or reversals;
●	Loss on investments;
●	Foreign exchange gains or losses.

Management believes Adjusted EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses Adjusted EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby Adjusted EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between Adjusted EBITDA and market values to determine the approximate total enterprise value of a Company. Management also believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because it is consistent with the indicators management uses internally to measure the Company’s performance and is an indicator of the performance of the Company’s renewable energy project development and operations.

Adjusted EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. Adjusted EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate Adjusted EBITDA differently.

	Three months ended September 30,
	2025	2024
	$ (Thousands)	$ (Thousands)
Net income (loss) per financial statements	1,011	(26,489)
Add:
Depreciation and amortization	27	25
Depreciation and amortization included in cost of goods sold	1,355	1,243
Interest (income)/expense, net	850	715
Income tax and Deferred income tax expense	399	4,280
Fair value change (gain)/loss	384	1,013
Other (income)/expense	90	(92)
Stock-based compensation	721	113
Loss on investments	-	3,385
Impairment loss	-	17,778

Adjusted EBITDA	4,837	1,971

Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this press release.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the Company’s expectations regarding project development; the Company’s business plan and forecasts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation